EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following companies are wholly-owned subsidiaries of the Registrant as of December 31, 2006:

Rx Fulfillment Services, Inc., a Nevada corporation
Community Allied Development, Inc., a Texas corporation
My Healthy Access, Inc., a Delaware corporation
Intrepid Systems, Inc., a Nevada corporation
My Discount Health Plan, Inc., a Nevada corporation